EX-1.A.(3)(b)(iii)

November, XX, 2012

______________________
______________________
______________________.

Re:  Jackson National Life Insurance Company’s Replacement of Reassure America life Insurance Company and Jackson National Distributors LLC’s Replacement of SL Distributors, Inc. in Selling Agreements

Dear [Sir or Madam/contact name]:

SL Distributors, Inc. (“SL Distributors”) and you are party to one or more selling agreements with respect to currently-outstanding variable annuity and variable life insurance products (the “Variable Products”) that were originally offered and sold by Sage Life Assurance of America, Inc., (the “Original Insurer”).  References herein to your “Selling Agreement” include each such selling agreement to which you are a party with respect to the Variable Products.

These Variable Products are no longer being offered or sold to new purchasers.  Moreover, as a result of certain merger transactions, the Original Insurer no longer exists,  and Reassure America Life Insurance Company (“REASSURE”) currently is the issuer of the Variable Products.  REASSURE currently is an indirect wholly-owned subsidiary of Jackson National Life Insurance Company (“Jackson®”).

1.  Merger of REASSURE into Jackson®.

As stated in the enclosed supplement to the Variable Product prospectuses, Jackson’s® and REASSURE’s Boards of Directors have voted to merge REASSURE into Jackson®, with an anticipated effective date of December 31, 2012.  Upon completion of the merger, Jackson® will be the issuing insurance company of the Variable Products and have the insurer’s rights and obligations under your Selling Agreement. At the time of the merger, the names of the insurance company “Separate Accounts” that support the Variable Products will be changed as follows:

Current Separate Account Name	New Separate Account Name (as of December 31, 2012)
The Sage Variable Annuity Account A	Jackson Sage Variable Annuity Account A
The Sage Variable Life Account A	Jackson Sage Variable Life Account A

Accordingly, please revise your records as of December 31, 2012 to reflect Jackson® as the issuer of the Variable Products through the above renamed Separate Accounts under your Selling Agreement.  Jackson’s® address for notice purposes and otherwise is:

Jackson National Life Insurance Company
1 Corporate Way
Lansing, Michigan 48951

Attn:  James L. Simon Legal Dept S-13

2.  Replacement of SL Distributors.

Also, upon completion of the merger, Jackson National Life Distributors LLC (“JNLD”) will replace SL Distributors under your Selling Agreement, such that JNLD will have all of the rights and obligations toward you that SL Distributors now has under that agreement.

Therefore, please replace SL Distributors with JNLD as of December 31, 2012 on your records relating to your Selling Agreement with respect to the Variable Products.  JNLD’s address for notice purposes and otherwise is:

Jackson National Life Distributors LLC
1 Corporate Way
                Lansing, Michigan 48951

               Attn: James L. Simon Legal Dept. S-13

3.  Sign and Return Enclosed Copy.

We would appreciate it if you would acknowledge these changes by signing the enclosed copy of this letter and returning it to us in the enclosed self-addressed stamped envelope.  In any event, we will consider your acceptance of any further compensation or the making of any further purchase payments under Variable Products that are subject to your Selling Agreement after completion of the merger on December 31, 2012 to constitute such acknowledgement.

If you have any questions, please contact me at 517-702-2468 or e-mail: jim.simon@jackson.com.

Sincerely,

James L. Simon
Associate General Counsel

Acknowledged by:

Name of Selling Firm:____________________________

By:_____________________  Date:_________, 2012

Name:___________________

Title:____________________